División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

082-04240

08002306

SUPPL

Caracas, 10 de marzo de 2008.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 31 de diciembre de 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados al 31 de diciembre de 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2007, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2006, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 31 de diciembre de 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
6. Estado Consolidado de Resultados por los periodos de tres meses terminados el 31 de diciembre de 2007 y 2006.
7. Notas a los estados financieros consolidados por los períodos de seis meses terminados al 31 de diciembre de 2007 y 2006.

Sin más a que referirme, queda de usted,

Atentamente,

PROCESSED
MAY 12 2008
THOMSON REUTERS

RECEIVED
2008 MAY -2 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:

[Letterhead of MANPA]

Caracas, March 10, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at December 31, 2007 and 2006 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement at December 31, 2007 and 2006 based on the International Financial Reporting Standards (IFRS).

3. Interim Consolidated Statements of Equity Accounts Movements at December 31, 2007 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at December 31st, 2006 based on the International Financial Reporting Standards (IFRS).

REPUBLICA DE VENEZUELA INTERPRETE 2 PUBLICO JUDITH X. HERNANDEZ MORA

5. Interim Consolidated Cash Flow Statements for the term comprised from January the 1st to December the 31st, 2007 and 2006 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Income Statement for the three-month period ended at December 31, 2007 and 2006.

7. Notes to the consolidated financial statements for the semesters ended at December 31, 2007 and 2006.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.
Corporate Planning Manager.
llevel@manpa.com.ve
Phone 0212 901 22 45 Fax 0212 901 23 17

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

AT DECEMBER 31, 2007 AND 2006

(Stated in thousand bolivars)

Non-Audited preliminary

	2007	2006
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	397,957,005	413,514,696
Stockholdings in associations and joint business	4,769,358	3,966,954
Total non-current assets	402,726,363	417,481,650
CURRENT ASSETS:		
Expenses paid in advance	816,416	976,279
Inventories	80,977,294	66,464,739
Advances to suppliers	1,801,026	1,661,182
Bills and accounts receivable - net	120,190,887	104,409,296
Investments available for sale	128,044	219,543

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Cash and cash equivalent	11,161,903	23,889,943
Total current assets	215,075,570	197,620,982
TOTAL	617,801,933	615,102,632
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,632,690
Premium on share issue	13,405	-
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	155,762,882	190,866,116
Non realization of results in investments	(672,675)	(601,095)
Total shareholders' equity	351,500,427	386,660,839
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	7,256,889	4,826,028
Unsecured bonds	34,200,000	-
Deferred tax income	34,734,819	46,270,145
Total non current liabilities	76,191,708	51,096,173
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	7,874,205	5,236,560
Commercial papers	10,925,263	11,396,409
Short-term loans	15,255,518	38,169,882
Dividends payable	42,255,789	13,700,974
Income tax payable	8,728,831	2,409,289

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Accounts payable	105,100,192	106,432,506
Total current liabilities	190,109,798	177,345,620
Total liabilities	206,301,506	228,441,793
TOTAL	617,801,933	615,102,632

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER THE 31ST, 2007 AND 2006

(Stated in thousand bolivars)
Non-Audited preliminary

	2007	2006
Income from sales	540,737,010	433,653,930
Sale costs	418,405,033	339,785,638
Gross income	122,331,977	93,868,292
Cost and expenses:		
Sales expenses	40,858,899	35,121,317
Overheads and administrative expenses	24,982,689	21,908,182
Income from selling assets	(9,211)	(83,885)
	65,823,377	56,945,614
Operating income	56,499,600	36,922,678
Participation in results from joint business	802,404	503,194
Financial costs	(7,338,490)	(6,480,701)
Financial income	850,632	1,134,458
Exchange differences – net	(27,226)	(61,402)
Loss in swap operations with securities	902,083	-
Loss in sale of investments available for sale	-	(762,975)
Other income (expenditure):		

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

ADR Commissions	(257,782)	(514,814)
Tax debit bank	-	(392,141)
Tax to financial transactions	(2,554,009)	-
Others – net	(602,545)	350,717
	8,224,933	(6,223,664)
Income before taxes	48,274,667	30,699,014
Income tax	(5,381,490)	(476,054)
Net income	42,893,177	30,222,960
Net income per share:		
Basic	21.07	13.17
Diluted	21.07	13.17

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

(Next there is the Consolidated Statements of Movements in Equity Accounts for the year ended at December 31, 2007. There is also the Consolidated Statements of Movements in Equity Accounts for the year ended at December 31, 2006) ---------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2007 AND 2006

(Stated in thousand bolivars)
Non-Audited Preliminary

	2007	2006
OPERATING ACTIVITIES:		
Net earnings	42,893,177	30,222,960
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	27,226	61,402
Participation in results from joint business	(802,404)	(503,194)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Result from reduction of equity participation in joint business	407,911	(766,726)
Tax provision	5,381,490	476,054
Realized results in investments available for sales	-	762,975
Result from reduction of investments available for sales	(21,346)	-
Result from disposal of property, plant and equipment	65,275	-
Result from sale of property, plant and equipment	(9,211)	(83,885)
Financial costs	7,338,490	6,480,701
Financial income	(850,632)	(1,134,458)
Depreciation	18,212,896	20,559,433
Operating cash flows before movements of working capital	72,642,872	50,075,262
Movements of working capital:		
Reduction (increase) in:		
Bills and accounts receivable	(16,189,502)	(10,738,025)
Advances to suppliers	(139,844)	1,858,881
Inventories	(14,512,555)	(8,953,609)
Expenses paid in advance	159,863	135,655
Increase (reduction)in:		
Accounts payable	(1,359,540)	33,572,727
Provision for severance benefits, net of payments	5,068,506	2,620,701
Cash provided for operating activities	45,699,800	74,571,592
Paid interests	(6,720,039)	(6,461,425)
Collected interests	850,632	1,134,458
Paid taxes	(10,597,274)	(6,639,976)
Net cash provided for operating activities	29,203,119	62,604,649
INVESTMENT ACTIVITIES:		
Reduction (increase) in investments available for sale	41,265	8,241,612
Sales of property, plant and equipment	9,211	1,775,485
Acquisition of property, plant and equipment	(2,720,480)	(2,865,327)

Net cash provided for (used in) investment activities	(2,670,004)	7,516,652
FINANCING ACTIVITIES:		
Increase (reduction) in short-term loans, net	(23,532,815)	(8,869,379)
Cost of commercial papers issuing	16,152,400	29,883,600
Amortization of commercial papers	(16,623,546)	(21,433,722)
Amount of issue of long-term unsecured bonds	34,200,000	-
Capital increase	14,311	-
Cash dividends	(49,471,505)	(61,558,808)
Net cash used in financing activities	(39,261,155)	(61,978,309)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	(12,728,040)	7,778,110
CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR	23,889,973	16,111,833
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	11,161,903	23,889,943

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED AT DECEMBER 31, 2007 AND 2006

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).
Non-Audited Preliminary

(Stated in bolivars)

	2007	2006
Income for sales	146,750,820	108,513,869
Sales cost	121,031,323	91,220,965
Gross income	25,719,497	17,292,904
Cost and expenses:		

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Sales expenses	9,002,382	7,463,924
Overheads and administrative expenses	7,746,946	6,204,607
Income form selling assets	-	(83,885)
Income from operations	8,970,169	3,708,258
Participation in results from joint business	789,426	(1,989,310)
Financial costs	(2,318,799)	(1,654,653)
Financial incomes	205,198	284,840
Exchange differences – net	(8,015)	(13,368)
Loss from selling investments available for sale	2,197,176	313,733
Result from swap operations with securities	(2,272,517)	-
Other income (expenditure):		
ADR commissions	-	(257,593)
Bank debit tax	-	(27,329)
Financial Transaction Tax	(2,554,009)	-
Others – net	(463,625)	709,378
	4,545,004	1,074,956
Income before taxes	4,545,004	1,074,956
Income tax	1,524,184	(2,571,559)
Net income (loss)	6,069,188	(1,496,603)
Net income (loss) per share:		
Basic	5.02	(0.65)
Diluted	5.02	(0.65)

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2007 AND 2006

(Stated in thousand bolivars)

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

This standard states, compared to that in effect at the time of preparing the consolidated financial statements of the Company in 2005, among other things, the following:

- significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the annual consolidated financial statements, and
- a significant increase in the information facilitated in the report of the annual consolidated financial statements.

January the 1st, 2004 was considered transaction date for the purposes of preparing the first set of consolidated financial statements at December 31, 2005 under IFRS.

Certain new principles, reviews and interpretations to the existing principles have been published and are compulsory for the accounting periods of the Company that begin on or after January the 1st, 2008. Preliminary evaluation of the impact of these new principles and interpretations are described below:

- IFRS 8 "Operations Segment" (effective from January the 1st, 2009). The Company is in the process of evaluating the possible impacts in presenting information by segments.
- IAS 1 "Presentation of financial statements" revised (effective from January the 1st, 2009). Many text changes have been made to the Standard revised, including changes in the securities of each financial statements (for example, the "balance sheet" in the future will be referred to as "statement of financial position"). Most of changes made are of content. The management is analyzing to make the necessary changes.
- IAS 23 "Borrowing costs" revised (effective from January the 1st, 2009). Amendments to IAS 23 eliminate the option available under the previous version of the Standard to immediately recognizing as an expense borrowing costs. As borrowing costs correspond to acquisition, construction or production of an asset classified, review of the Standard demands to be capitalized as part of the cost of that asset. All other borrowing costs incurred in shall be registered as expenses. Amendments to IAS 23are in general to be applied prospectively to the borrowing costs related to assets classified to which capitalization date is equal or after the effective date of the revised Standard. Company management is evaluating the impact of amendments to IAS 23 on Company operations.
- IFRIC 12 "Service concession agreement" (effective from January the 1st, 2008). This principle is not relevant for Company operations because it has no service concession agreements.
- IFRIC 13 "Customer Loyalty Programmes" (effective from July the 1st, 2008). Company management is evaluating the possible impact of granting its

customers loyalty awards when buying goods or services (known as "points" in the interpretation) as part of a sale transaction.

- IFRIC 14 "IAS 19"- The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction" (effective from January the 1st, 2008). IFRIC 14 addresses three issues: (i) when a restitution or a reduction of future benefits shall be considered as "available" in the context of he IAS 19 "Employee's Benefits" ; (ii) how a minimum funding requirement may affect availability of reductions in future benefits, and (iii) when a minimum funding requirement may give rise to a civil responsibility. Interpretation concludes that a financial benefit, either a reimbursement or a reduction in future benefits, is "available" if the entity has an unconditional right to realize that benefit at some time during the period of effectiveness of the programme or when the programme is ended, even if the benefit is not immediately recognized on the date of the balance sheet. The available financial benefit as a reimbursement or a reduction shall be assessed pursuant to the terms of the programme and the legal requirements, at the maximum amount available. This interpretation is not relevant for Company operations as its collective bargaining agreements in effect do not include specific benefit plans for its employees.

Approval of consolidated financial statements – The consolidated financial statements corresponding to the year ended at December 31, 2006 prepared pursuant to the international standards of financial information were approved by the Shareholders' Meeting held on April 22, 2007. The consolidated financial statements corresponding to the years ended at December 31,2007 were pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that such statements will be approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain

estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2007 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco	33	The Company does not have a

C.A.		significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

According to the new events that took place in the year 2006, the Company assessed the expected financial benefits of some assets that resulted in a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash

flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity,

the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Spare parts inventory are valued using the average method and are acknowledged in the results of the fiscal year when they are used. Such supplies are presented in the consolidated financial statements at the cost absorbed, which does not exceed its recovery value. The cost assumed is equivalent to the acquisition cost less losses for acknowledged obsolescence, determined by the Company on a technical evaluation basis.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are

directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations, commercial papers and unsecured bonds***– Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts

owe, which are monthly established by the Venezuelan Central Bank. During the years 2007 and 2006, the average annual interest rate was 13.68% and 12.39%, respectively. In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2007 and 2006 the Company management has not registered significant provisions that need to be indicated in the consolidated financial statements at those dates.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2007, there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal

advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The active deferred tax is reduced by a provision to valuate the amount estimated to be realized in the future.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. SHAREHOLDERS' EQUITY

At the Special Shareholders' Meeting held on November 14, 2007 an increase of the capital stock of the Company was approved to Bs905,760 by issuing 90,576 shares, with a par value of Bs.10 each. The capital was subscribed and paid in by one shareholder, generating a premium of Bs.13,405,248. Likewise, the change of the par value of shares comprising the capital stock of the company was approved from Bs.10.00 to Bs.100.00 each, and consequently, the reduction of existing shares to facilitate conversion of capital stock into strong bolivars.

Cash dividends (stated in historical values at the date of operation)

As of October 26, 2007 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.22 per share, for a total of Bs.50,468,207.

3. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2007 taking into account, on one part, the

nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2007 and 2006, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2007 and 2006 (in bolivars):

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	257,561,849	255,381,960	6,544,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Sales among segments – local	-	-	12,676,594	(12,676,594)	-
Sales among segments – export	217,492	1,212,168	-	(1,429,660)	-
Total income	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating results	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Participation in results from joint-business companies	-	-	-	-	802,404
Financial income	-	-	-	-	850,632
Financial expenses and others	-	-	-	-	(9,877,969)
Results before taxes	-	-	-	-	48,274,667)
Results after taxes					
Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital investments	1,683,475	566,980	470,025	-	2,720,480
Balance sheet					
Assets					

Assets per segment	279,914,997	260,952,878	55,718,230	(24,662,066)	569,924,039
Assets per corporate segments	-	-	-	-	34,278,422
Participation in associated companies	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	-	-	-	-	617,801,933
Liabilities					
Liabilities by segments	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Liabilities by corporate segments	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	-	-	-	-	266,301,506

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265
Sales among segments – local	-	-	10,796,623	(10,796,623)	0
Sales among segments – export	8,691,194	3,437,429	-	(12,128,623)	0
Total income	229,170,841	213,463,793	13,944,452	(22,925,246)	433,653,930
Costs and expenses	216,445,800	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating results	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Participation in results from joint-business companies	-	-	-	-	503,194

Financial income	-	-	-	-	1,134,458
Financial expenses and others	-	-	-	-	(7,861,316)
Results before taxes	-	-	-	-	30,699,014
Results after taxes	-	-	-	-	30,222,960
Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433
Capital investments	908,412	1,965,915	-	-	2,865,327
Balance sheet					
Assets					
Assets per segment	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Assets per corporate segments	-	-	-	-	33,090,250
Participation in associated companies	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Liabilities by segments	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Liabilities by corporate segments	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-		53,277,071
Total consolidated liabilities					228,441,793

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March the 12th, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEAR ENDING AT DECEMBER 31, 2007
(Stated in thousand bolivars)

Non- audited preliminary

	Capital stock	Premium on share issues	Accrued result from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Retained Earnings: Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006	69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Reasonable value of available investmets for sale	-	-	-	-	-	-	(1,131)	(1,131)
Losses directly recognized on equity	-	-		-	-	-	(1,131)	(1,131)
Realization of results of investments available for sale	-	-		-	-	-	(70,449)	(70,449)
Net Income for the year	-	-		-	-	42,893,177	-	42,893,177
Total earnings and losses recognized for the year	-			-	-	42,893,177	(71,580)	42,821,597
Capital increase	906	13,405	-	-	-	-	-	14,311
Decreed dividends	-	-		-	-	(77,996,320)	-	(77,996,320)
Provision for the year	-	-	-	91	-	91	-	-
BALANCES AT DECEMBER 31, 2007	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	672,675	351,500,427

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President.

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEAR ENDING AT DECEMBER 31, 2006
(Stated in thousand bolivars)

Non- audited preliminary

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Reasonable value of available investmets for sale	-	-	-	-	-	(364,882)	(364,882)
Losses directly recognized on equity	-	-	-	-	-	(364,882)	(364,882)
Realization of results of investments available for sale	-		-	-	-	762,975	762,975
Net income for the year	-	-	-	-	30,222,960	-	30,222,960
Total earnings and losses recognized for the year	-	-	-	-	30,222,960	398,093	30,621,053
Decreed dividends	-	-	-	-	(65,526,273)	-	(65,526,273)
BALANCES AT DECEMBER 31, 2006	69,632,690	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President.

Marla Alejandra Maguhn (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2007 Y 2006

(Expresados en bolívares)

Preliminar no auditado

	2007	2006
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	397.957.005	413.514.696
Participaciones en asociadas y negocios conjuntos	4.769.358	3.966.954
Total activo no corriente	402.726.363	417.481.650
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	816.416	976.279
Inventarios	80.977.294	66.464.739
Anticipos a proveedores	1.801.026	1.661.182
Efectos y cuentas por cobrar - neto	120.190.887	104.409.296
Inversiones disponibles para la venta	128.044	219.543
Efectivo y equivalentes de efectivo	11.161.903	23.889.943
Total activo corriente	215.075.570	197.620.982
TOTAL	617.801.933	615.102.632
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.632.690
Prima en emisión de acciones	13.405	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	155.762.882	190.866.116
Resultado no realizado en inversiones	(672.675)	(601.095)
Total patrimonio	351.500.427	386.660.839
PASIVO NO CORRIENTE:		
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	7.256.889	4.826.027
Bonos quirografarios	34.200.000	-
Impuesto sobre la renta diferido	34.734.819	46.270.145
Total pasivo no corriente	76.191.708	51.096.172
PASIVO CORRIENTE:		
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	7.874.205	5.236.561
Papeles comerciales	10.925.263	11.396.409
Préstamos a corto plazo	15.255.518	38.169.882
Dividendos por pagar	42.225.789	13.700.974
Impuesto sobre la renta por pagar	8.728.831	2.409.289
Cuentas por pagar	105.100.192	106.432.506
Total pasivo corriente	190.109.798	177.345.621
Total pasivo	266.301.506	228.441.793
TOTAL	617.801.933	615.102.632

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007 Y 2006
(Expresados en bolívares)
Preliminar no auditado

	2007	2006
Ingresos por ventas	540.737.010	433.653.930
Costo de ventas	418.405.033	339.785.638
Utilidad bruta	122.331.977	93.868.292
Costos y gastos:		
Gastos de ventas	40.858.899	35.121.317
Gastos generales y administrativos	24.982.689	21.908.182
Utilidad en venta de activos	(9.211)	(83.885)
	65.832.377	56.945.614
Utilidad en operaciones	56.499.600	36.922.678
Participación en resultados de negocios conjuntos	802.404	503.194
Costos financieros	(7.338.490)	(6.480.701)
Ingresos financieros	850.632	1.134.458
Diferencias en cambio - neto	(27.226)	(61.402)
Pérdida en operaciones de permuta con títulos valores	902.083	-
Pérdida en venta de inversiones disponibles para la venta	-	(762.975)
Otros ingresos (egresos):		
Comisiones ADR	(257.782)	(514.814)
Impuesto al débito bancario	-	(392.141)
Impuesto a las transacciones financieras	(2.554.009)	-
Otros - neto	(602.545)	350.717
	(8.224.933)	(6.223.664)
Utilidad antes de impuestos	48.274.667	30.699.014
Impuesto sobre la renta	(5.381.490)	(476.054)
Utilidad neta	42.893.177	30.222.960
Utilidad neta por acción:		
Básica	21,07	13,17
Diluida	21,07	13,17

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2007
(Expresados en bolívares)
Preliminar no auditado

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio	-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta	-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año	-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de Capital	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	-	-	-	-	-	(77.996.320)	-	(77.996.320)
Asignación del año	-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006
(Expresados en bolívares)
Preliminar no auditado

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(364.882)	(364.882)
Pérdida reconocida directamente en el patrimonio	-	-	-	-	-	(364.882)	(364.882)
Resultado realizado en inversiones disponibles para la venta	-	-	-	-	-	762.975	762.975
Utilidad neta del año	-	-	-	-	30.222.960	-	30.222.960
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	30.222.960	398.093	30.621.053
Dividendos decretados	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007 Y 2006
(Expresados en bolívares)

Preliminar no auditado

	2007	2006
ACTIVIDADES OPERACIONALES:		
Utilidad neta	42.893.177	30.222.960
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	27.226	61.402
Participación en resultados de negocios conjuntos	(802.404)	(503.194)
Resultado por reducción de participación patrimonial en negocio conjunto	407.911	(766.726)
Provisión para impuestos	5.381.490	476.054
Resultado realizado en inversiones disponibles para la venta	-	762.975
Resultado por disminución de inversión disponibles para la venta	(21.346)	-
Resultado por desincorporación de porpiedades planta y equipos	65.275	-
Resultado en venta de propiedades, planta y equipo	(9.211)	(83.885)
Costos financieros	7.338.490	6.480.701
Ingresos financieros	(850.632)	(1.134.458)
Depreciación	18.212.896	20.559.433
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	72.642.872	56.075.262
Movimientos de capital de trabajo:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(16.189.502)	(10.738.025)
Anticipos a proveedores	(139.844)	1.858.881
Inventarios	(14.512.555)	(8.953.609)
Gastos pagados por anticipado	159.863	135.655
Aumento (disminución) en:		
Cuentas por pagar	(1.359.540)	33.572.727
Apartado para prestaciones por antigüedad, neto de pagos	5.068.506	2.620.701
Efectivo provisto por las actividades operacionales	45.669.800	74.371.592
Intereses pagados	(6.720.039)	(6.461.425)
Intereses cobrados	850.632	1.134.458
Impuestos pagados	(10.597.274)	(6.639.976)
Efectivo neto provisto por las actividades operacionales	29.203.119	62.604.649
ACTIVIDADES DE INVERSIÓN:		
Disminución en inversiones disponibles para la venta	41.265	8.241.612
Venta de propiedades, planta y equipo	9.211	1.775.485
Adquisición de propiedades, planta y equipo	(2.720.480)	(2.865.327)
Efectivo neto provisto por (usado en) las actividades de inversión	(2.670.004)	7.151.770
ACTIVIDADES DE FINANCIAMIENTO:		
Disminución neta en préstamos a corto plazo	(23.532.815)	(8.869.379)
Importe de la emisión de papeles comerciales	16.152.400	29.883.600
Amortización de papeles comerciales	(16.623.546)	(21.433.722)
Importe de la emisión de bonos quirogrfarios a largo plazo	34.200.000	-
Aumento de Capital	14.311	-
Dividendos en efectivo	(49.471.505)	(61.558.808)
Efectivo neto usado en las actividades de financiamiento	(39.261.155)	(61.978.309)
AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(12.728.040)	7.778.110
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	23.889.943	16.111.833
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	11.161.903	23.889.943

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE DICIEMBRE DE 2007 Y 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Preliminar no auditado
(Expresados en bolívares)

	2007	2006
Ingresos por ventas	146.750.820	108.513.869
Costo de ventas	121.031.323	91.220.965
Utilidad bruta	25.719.497	17.292.904
Costos y gastos:		
Gastos de ventas	9.002.382	7.463.924
Gastos generales y administrativos	7.746.946	6.204.607
Utilidad en venta de activos	-	(83.885)
	16.749.328	13.584.646
Utilidad en operaciones	8.970.169	3.708.258
Participación en resultados de negocios conjuntos	789.426	(1.989.310)
Costos financieros	(2.318.799)	(1.654.653)
Ingresos financieros	205.198	284.840
Diferencias en cambio - neto	(8.015)	(12.368)
Pérdida en inversiones disponibles para la venta	2.197.176	313.733
Resultado en operaciones de permuta con títulos valores	(2.272.517)	-
Otros ingresos (egresos):		
Comisiones ADR	-	(257.593)
Impuesto al débito bancario	-	(27.329)
Impuestos a las transacciones financieras	(2.554.009)	-
Otros - neto	(463.625)	709.378
	(4.425.165)	(2.633.302)
Utilidad antes de impuestos	4.545.004	1.074.956
Impuesto sobre la renta	1.524.184	(2.571.559)
Utilidad (pérdida) neta	6.069.188	(1.496.603)
Utilidad (pérdida) neta por acción:		
Básica	5,02	(0,65)
Diluida	5,02	(0,65)

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007 Y 2006
(En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los periodos contables de la Compañía que comiencen el o después del 1 de enero de 2008. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

ℳ

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1 de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1 de enero de 2009). Muchos cambios textuales se han hecho en la revisión de la Norma, incluyendo cambios a los títulos de cada uno de los estados financieros (por ejemplo, el "balance general", en el futuro será referido como el "estado de situación financiera"). La mayoría de los cambios realizados no son de fondo. La gerencia se encuentra en proceso de análisis para efectuar los cambios que sean necesarios.

- NIC 23 "Costos de préstamo" Revisada (efectiva a partir del 1 de Enero 2009). Las modificaciones de la NIC 23 eliminan la opción disponible bajo la versión anterior de la Norma de reconocer los costos de los préstamos inmediatamente como un gasto. En la medida en que los costos de préstamos correspondan a la adquisición, construcción o producción de un activo calificado, la revisión de la Norma exige que sean capitalizados como parte del costo de ese activo. Todos los demás costos de préstamos incurridos deben ser registrados como gastos. Las modificaciones de la NIC 23 son en general para ser aplicadas prospectivamente a los costos de préstamos relacionados con activos calificados para los cuales la fecha para la capitalización sea igual o posterior a la fecha de entrada en vigor de la Norma revisada. La gerencia Compañía se encuentra en proceso de evaluación de los impactos de las modificaciones de la NIC 23 sobre las operaciones de la Compañía.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1 de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

- CINIIF 13 "Programas de lealtad de los clientes" (efectiva desde el 1 de julio de 2008). La gerencia de la Compañía se encuentra en proceso de evaluación de los posibles impactos que tiene el tratamiento contable de incentivos dados a sus clientes para adquirir bienes o servicios mediante el otorgamiento de premios (denominados "créditos de premio" en la interpretación) como parte de una transacción de venta.

- CINIIF 14 "IAS 19 – Límite sobre un beneficio definido. Activo, requerimientos mínimos de financiamiento" (efectiva desde el 1 de enero de 2008). CINIIF 14 aborda tres cuestiones: (i) cuando una restitución o una reducción de las contribuciones futuras debe ser considerada como "disponible" en el contexto de la NIC 19 "Retribuciones a los empleados"; (ii) cómo un requisito mínimo de financiamiento podría afectar a la disponibilidad de las reducciones en las contribuciones futuras, y (iii) cuando un requisito mínimo de financiamiento podría dar lugar a una responsabilidad civil. La Interpretación concluye que un beneficio económico, en forma de un reembolso o reducción de las contribuciones futuras, es "disponible" si la entidad tiene un derecho incondicional a darse cuenta de que los beneficios en algún momento durante el período de vigencia del plan o cuando se liquida el plan, incluso si el beneficio no es realizable inmediatamente en la fecha del balance general. El beneficio económico disponible en forma de reembolsos o reducciones debe ser evaluado, de conformidad con los términos del plan y los requisitos legales, al monto máximo disponible. Esta interpretación no es relevante para las operaciones de la Compañía debido a que sus contratos colectivos vigentes no contemplan planes de beneficios definidos para sus empleados.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2006, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 22 de abril de 2007. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2007, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2007 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. *Efectos de la inflación* – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. *Traducción de los estados financieros de la filial y negocios conjuntos en el exterior* – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. *Participación en asociadas* – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal

de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

   El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

   Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

   Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

   La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a

cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para

instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido.

A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2007 y 2006, la tasa promedio anual de interés fue de 13,68 % y 12,39 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37 .

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2007 y 2006, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2007 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.
Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros

activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PATRIMONIO

En Asamblea Extraordinaria de Accionistas celebrada el 14 de noviembre de 2007, se aprobó un aumento del capital social de la Compañía en Bs. 905.760 mediante la emisión de 90.576 acciones, con un valor nominal de Bs. 10 cada una. El capital fue suscrito y pagado por un sólo accionista, generándose una prima por Bs. 13.405.248. Asimismo, se aprobó el cambio del valor nominal de las acciones que conforman el capital social de la Compañía de Bs. 10,00 a Bs. 100,00 cada una, y como consecuencia de esto, la reducción de las acciones existentes para facilitar la conversión del capital social a bolívares fuertes.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de octubre de 2007, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 22 por acción, para un total de Bs. 50.468.207.

3. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2007; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2007 y 2006, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2007 y 2006 (en bolívares):

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
2007					
Estado de Resultados					
Ventas locales	257.561.849	255.381.960	6.554.928	-	519.498.737
Ventas de exportación	7.937.465	13.300.808	-	-	21.238.273
Ventas entre segmentos – local	-	-	12.676.594	(12.676.594)	-
Ventas entre segmentos – exportación	217.492	1.212.168	-	(1.429.660)	-
Total ingresos	265.716.806	269.894.936	19.231.522	(14.106.254)	540.737.010
Costos y gastos	259.330.716	221.523.743	17.196.480	(13.813.529)	484.237.410
Resultado de operación	6.386.090	48.371.193	2.035.042	(292.725)	56.499.600
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	802.404
Ingresos financieros	-	-	-	-	850.632
Gastos financieros y otros	-	-	-	-	(9.877.969)
Resultados antes de impuestos	-	-	-	-	48.274.667
Resultado después de impuestos	-	-	-	-	42.893.177
Depreciación	8.259.504	8.221.767	1.731.625	-	18.212.896
Inversiones de capital	1.683.475	566.980	470.025	-	2.720.480
Balance general					
Activo					
Activos por segmentos	279.914.997	260.952.878	53.718.230	(24.662.066)	569.924.039
Activos por segmentos corporativos	-	-	-	-	34.278.422
Participaciones en empresas asociadas	4.769.358	-	-	-	4.769.358
Activos corporativos no distribuidos	-	-	-	-	8.830.114
Activo total consolidado	-	-	-	-	617.801.933
Pasivo					
Pasivos por segmentos	77.207.450	27.469.612	5.423.852	(18.183.977)	91.916.937
Pasivos por segmentos corporativos	-	-	-	-	100.043.373
Pasivos corporativos no distribuidos	-	-	-	-	74.341.196
Pasivo total consolidado	-	-	-	-	266.301.506

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
2006					
Estado de Resultados					
Ventas locales	211.418.577	196.832.169	3.147.919	-	411.398.665
Ventas de exportación	9.061.070	13.194.195	-	-	22.255.265
Ventas entre segmentos – local	-	-	10.796.623	(10.796.623)	-
Ventas entre segmentos – exportación	8.691.194	3.437.429	-	(12.128.623)	-
Total ingresos	229.170.841	213.463.793	13.944.542	(22.925.246)	433.653.930
Costos y gastos	216.445.800	189.510.810	13.204.139	(22.429.497)	396.731.252
Resultado de operación	12.725.041	23.952.983	740.403	(495.749)	36.922.678
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	503.194
Ingresos financieros	-	-	-	-	1.134.458
Gastos financieros y otros	-	-	-	-	(7.861.316)
Resultados antes de impuestos	-	-	-	-	30.699.014
Resultado después de impuestos	-	-	-	-	30.222.960
Depreciación	10.093.840	8.704.922	1.760.671	-	20.559.433
Inversiones de capital	908.412	1.956.915	-	-	2.865.327
Balance general					
Activo					
Activos por segmentos	263.619.916	297.682.031	52.078.290	(46.764.370)	566.615.867
Activos por segmentos corporativos	-	-	-	-	33.090.250
Participaciones en empresas asociadas	3.966.954	-	-	-	3.966.954
Activos corporativos no distribuidos	-	-	-	-	11.429.561
Activo total consolidado					615.102.632
Pasivo					
Pasivos por segmentos	76.544.982	42.440.980	14.270.301	(47.734.370)	85.521.893
Pasivos por segmentos corporativos	-	-	-	-	89.642.829
Pasivos corporativos no distribuidos	-	-	-	-	53.277.071
Pasivo total consolidado					228.441.793

END